EXHIBIT 99.1

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ECI TELECOM SHAREHOLDERS APPROVE
PROPOSED MERGER TRANSACTION

-- Transaction Expected to Close in the Fall of 2007 --

PETAH TIKVA, ISRAEL - (August 29, 2007) — ECI Telecom Ltd. (NASDAQ: ECIL) today announced that at its extraordinary general meeting of shareholders held today, the ECI shareholders voted to approve the transaction contemplated by the Merger Agreement, dated July 1, 2007, under which ECI will be acquired by affiliates of the Swarth Group and certain funds that have appointed Ashmore Investment Management Limited as their investment manager. After closing of the Merger, which is expected in the fall of 2007, ECI will become a private company and each ECI share outstanding at consummation of the Merger will automatically be converted into the right to receive US$10.00 in cash (subject to applicable withholding taxes). The shareholders also approved the payment of a special bonus in the amount of US$1,050,000 to Shlomo Dovrat, the outgoing Chairman of the Board of ECI (or to an entity designated by him).

In connection with the proposed merger transaction, ECI has obtained a pre-ruling from the Israeli Tax Authority with respect to the withholding obligations relating to the merger consideration. According to the pre-ruling, subject to certain exceptions, ECI shareholders that are “Israeli Residents” (as defined under Israeli law) will be subject to withholding tax at the rate of 16% and ECI shareholders that are “Non-Israeli Residents” (as defined under Israeli law) will be fully exempt from Israeli withholding tax. More detailed information and a declaration form to be signed by each shareholder will be included in the transmittal letter to be sent to shareholders following the consummation of the merger transaction.

The consummation of the merger transaction is subject to a 30-day statutory waiting period following shareholder approval, the receipt of certain regulatory approvals and the satisfaction of the other conditions set forth in the merger agreement.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world's largest carriers. ECI is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

Forward-Looking Statements

Certain statements in this press release, including but not limited to those relating to the proposed merger transaction, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of ECI to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, costs and potential litigation associated with the transaction, the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the transaction, the failure of either party to meet the closing conditions set forth in the merger agreement, the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the merger, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, the extent and timing of regulatory approvals, the distraction of management and the Company resulting from the proposed transaction, and the risk factors discussed from time to time by the Company in reports filed or furnished with the Securities and Exchange Commission.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in ECI’s filings with the Securities and Exchange Commission (the "SEC"), including ECI's Annual Report on Form 20-F for the year ended December 31, 2006, under headings such as "Risk Factors" "Trend Information" and "Operating and Financial Review and Prospects." Except for ECI's ongoing obligations to disclose material information under the federal securities laws, ECI undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information and Where to Find It

In connection with the proposed merger transaction, ECI has delivered a proxy statement to its shareholders and has submitted a copy thereof to the SEC on a report on Form 6-K on July 27, 2007. The proxy statement and other documents may be obtained for free by directing such request to ECI Investor Relations, telephone: +972-3-926-6255 or +972-3-926-6092 or on the Company’s Web site at http://www.ecitele.com/Investors/Pages/default.aspx or on the SEC’s website at http://www.sec.gov.

Investor Relations Contact:
Elana Holzman, VP Investor Relations, ECI Telecom, Tel: International access code +972-3-926-6255, elana.holzman@ecitele.com